

July 18, 2013

<u>Via E-mail</u>
Mr. Curtis E. Espeland
Chief Financial Officer
Eastman Chemical Company
200 South Wilcox Drive
Kingsport, Tennessee 37662

    RE: Eastman Chemical Company
             Form 10-K for the Year Ended December 31, 2012
             Filed February 28, 2013
             File No. 1-12626

Dear Mr. Espeland:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Melissa N. Rocha

                                        Melissa N. Rocha
                                        Senior Assistant Chief Accountant